RESIGNATION OF REGISTRANTS' DIRECTORS


Ladies and Gentleman:

Because a faction of Streamedia's Board of Directors has undertaken to seize executive control of the company in a manner which I feel is hostile and that is not in the best interest of the Company and its shareholders, and because I have gone on record in protest of such action, I feel that I can no longer, in good faith, represent the interests of the Shareholders as a member of Streamedia's Board. Therefore, I tender my resignation effective at midnight, October 21st, 2000. I have been honored to serve the Shareholders over the last two years and, as a shareholder, will attempt to support the well-being of the Company in every way possible. Thank you.


Yours truly,


David J. Simonetti
Ex-officio





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October 24, 2000

Mr. David J. Simonetti
1700 NE 4th Court
Fort Lauderdale, FL  33301


Dear David:

It is with some regret that we received your letter of October 20, 2000, announcing your resignation from the Streamedia Board of Directors.

We are obligated, however, to correct any misunderstanding that you may have regarding the Board's recent actions. Contrary to your assertions, the actions taken by the Streamedia Board at the October 20, 2000 meeting could not reasonably be described as "hostile" -- the board actions were fully supported by every voting board member but you. Also, the Board acted pursuant to the outside consultant's recommendations to the Company. Because these recommendations were prepared under your direction and management, we are puzzled that you would now describe the board's actions as "seize[ing] executive control." Lastly, and most importantly, I firmly believe that the Board's actions were necessary to refocus and improve the company's business. Notwithstanding your suggestions to the contrary, such actions certainly were made in the "in the best interests of the company and its shareholders."

On behalf of the shareholders of Streamedia, we thank you for your service and are pleased that you have pledged your continued support of the company.


Best regards,


Henry Seigel
Interim President and CEO